# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: UMH Properties, Inc., CIK 0000752642
CUSIP: 903002103
Title of class of securities: Common Stock, $0.10 par value per share
Address of issuer's principal executive offices: Juniper Business Plaza, 3499 Route 9 North, Suite 3-C, Freehold, New Jersey (NJ), 07728
Date of event which requires filing of this statement: 09/28/2026
Amends the filing with accession number 0000902664-26-003374
Filed by CIK 0002014584
Persons authorized to receive notices and communications: Erez Asset Maanagement LLC, 270 North Avenue, Suite 404, New Rochelle, New York (NY), 10804, (917) 455-9764

## Reporting persons
- Erez REIT Opportunities LP (CIK 0002014584): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,451,421; sole dispositive power 0; shared dispositive power 3,451,421; aggregate amount beneficially owned 3,451,421 (4% of the class)
- Erez Asset Management LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,270,000; sole dispositive power 0; shared dispositive power 4,270,000; aggregate amount beneficially owned 4,270,000 (5% of the class)
- Bruce Schanzer (CIK 0001522587): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 4,270,000; sole dispositive power 0; shared dispositive power 4,270,000; aggregate amount beneficially owned 4,270,000 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.10 par value per share
Name of issuer: UMH Properties, Inc.
Address of issuer's principal executive offices: Juniper Business Plaza, 3499 Route 9 North, Suite 3-C, Freehold, New Jersey (NJ), 07728
Comment: This Amendment No. 1 ("Amendment No. 1") amends the statement on Schedule 13D filed with the SEC on August 11, 2026 (as amended from time to time, the "Schedule 13D") with respect to the shares of Common Stock of the Issuer held for the account of the Erez Funds. This Amendment No. 1 amends Items 4 and 7 as set forth below. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
On September 28, 2026, Erez Asset Management launched a campaign website located at www.saveUMH.com and issued a presentation (the "September 28 Presentation") outlining its "case for change" at the Issuer and disclosing that it intends to seek Board change and solicit shareholders in support of such change at the Issuer's upcoming annual meeting.

The foregoing description of the September 28 Presentation does not purport to be complete and is qualified in its entirety by reference to the full text of the September 28 Presentation, attached hereto as Exhibit 99.1, and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 - September 28 Presentation, incorporated herein by reference to Exhibit 1 to the Reporting Persons' definitive additional materials on DFAN14A filed on September 29, 2026.

## Signatures
- Erez REIT Opportunities LP: /s/ Bruce Schanzer, Bruce Schanzer, Managing Member (09/29/2026)
- Erez Asset Management LLC: /s/ Bruce Schanzer, Bruce Schanzer, Managing Member (09/29/2026)
- Bruce Schanzer: /s/ Bruce Schanzer, Bruce Schanzer (09/29/2026)